DORATO RESOURCES INC.

(A Development Stage Company)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

email:  ajd@harbourpacific.com

Interim Financial Statements

For the three months ended April 30, 2008 and April 30, 2007

(Stated in US Dollars)

(Unaudited)

(Prepared by Management)

The accompanying unaudited interim consolidated financial statements of Dorato Resources Inc. for the three months ended April 30, 2008 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited)

	April 30,	January 31,
	2008	2008
ASSETS

Current
Cash and cash equivalents	$ 7,800,379	$ 5,851,179
Amount receivable	41,612	37,103
Prepaid expenses	332,552	2,020

	8,174,543	5,890,302
Equipment – Note 3	15,626	12,028
Mineral properties – Note 4	10,296,831	473,610

	$ 18,487,000	$ 6,375,940

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5	$ 393,070	$ 252,178

STOCKHOLDER’S EQUITY

Capital stock – Notes 4, 6 and 9
Authorized:
100,000,000 common shares without par value
Issued:
27,968,187 common shares (2008: 6,818,187 common shares)	23,953,584	6,512,234
Shares subscribed	-	5,337,680
Deficit accumulated during the development stage	(5,864,530)	(5,736,462)
Accumulated other comprehensive loss – Note 2	4,876	10,310

	18,093,930	6,123,762

	$ 18,487,000	$ 6,375,940

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Note 9

Subsequent Events – Note 9

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the three months ended April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited)

	Three months ended April 30, 2008	Three months ended April 30, 2007

General and administrative expenses
Amortization of equipment	$ 1,084	$ 224
Bank charges	576	-
Consulting fees – Note 5	11,441	6,477
Filing fees	33,972	3,208
Office and general	33,238	130
Professional fees – Note 5	62,699	2,448
Rent	3,432	2,980
Transfer agent fees	15,906	692
Travel and entertainment	22,988	-

Loss before non-operating items	(185,336)	(16,159)

Non-operating items:
Exploration costs	-	(16,531)
Interest income	57,268	3,388

Net loss for the period	(128,068)	(29,302)

Other comprehensive income
Foreign currency adjustments	(5,434)	12,877

Comprehensive loss for the period	$ (133,502)	$ (16,425)

Basic loss per share	$ (0.01)	$ (0.006)

Weighted average number of shares outstanding	8,219,532	2,415,721

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended April 30, 2008 and 2007

(Stated in US Dollars)

(unaudited)

	Three months ended April 30, 2008	Three months ended April 30, 2007

Cash flow used in Operating Activities
Net loss for the year	$ (128,068)	$ (29,302)
Item not involving cash:
Amortization of equipment	1,084	224
Changes in non-cash working capital balances consist of:
Amount receivable	(4,509)	(2,070)
Prepaid expenses	(330,532)	(408)
Accounts payable and accrued liabilities	140,892	(80)

Net cash used in operating activities	(321,133)	(31,636)

Cash flow used in Investing Activities:
Acquisition of mineral properties	(9,823,221)	-
Purchase of capital assets	(4,682)	-

Net cash used in investing activities	(9,827,903)	-

Cash Flow provided by Financing Activities:
Common shares issued for cash	10,068,012	-
Common shares subscribed	(5,337,680)	-
Common shares issued for mineral properties	7,373,338	-

Net cash provided by financing activities	12,103,670	-

Effect of foreign currency translation	(5,434)	12,877

Net increase in cash	1,949,200	(18,759)

Cash and cash equivalents, beginning of the year	5,851,179	361,726

Cash and cash equivalents, end of the year	$ 7,800,379	$ 342,967

Cash and cash equivalents consist of:
Cash	$182,522	$ 6,315
Term deposits	7,617,857	336,652

	$ 7,800,379	$ 342,967

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 (Date of Inception) to April 30, 2008

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated		Accumulated
		Common			During the	Cumulative	Other
	Number	Stock		Shares	Development	Translation	Comprehensive
	of Shares	Price	Amount	Subscribed	Stages	Adjustment	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	-	$ -	$ -	$ -	$23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	-	-	72,848

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 (Date of Inception) to April 30, 2008

(Stated in US Dollars)

(Unaudited)

					Deficit		Deficit
					Accumulated		Accumulated
		Common			During the	Cumulative	During the
	Number	Stock		Shares	Development	Translation	Development
	of Shares	Price	Amount	Subscribed	Stages	Adjustment	Stages	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	-	-	47,674
Net loss from inception to January 31, 1997	-		-	-	(3,350,470)	-	-	(3,350,470)
Foreign exchange adjustment	-		-			3	-	3

Balance January 31, 1997	97,375		3,361,222	-	(3,350,470)	3	-	10,755
Issued for cash:
Private placement	25,000	11.49	287,294	-		-	-	287,294
Share purchase options	4,812	14.36	69,130	-		-	-	69,130
Share subdivision – 2 shares for 1 share	-		-	-		-	-
Issued for cash:
Private placement	15,625	11.49	179,559	-		-	-	179,559
Net loss for year	-		-	-	(574,492)	-	-	(574,492)
Foreign exchange adjustment	-		-	-	-	(12,347)	-	(12,347)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 (Date of Inception) to April 30, 2008

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated		Accumulated
		Common			During the	Cumulative	Other
	Number	Stock		Shares	Development	Translation	Comprehensive
	of Shares	Price	Amount	Subscribed	Stages	Adjustment	Income (loss)	Total

Balance January 31, 1998	142,812		3,897,205	-	(3,924,962)	(12,344)	-	(40,101)
Issued for cash:				-
Share purchase warrants	24,687	12.35	304,866	-	-	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	-	-	76,342
Net loss for year	-		-	-	(491,105)	-	-	(491,105)
Foreign exchange adjustment	-		-	-	-	(15,396)	-	(15,396)

Balance January 31, 1999	179,437		4,345,527	-	(4,416,067)	(27,740)	-	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	-	-	120,451
Net loss for the year	-		-	-	(101,300)	-	-	(101,300)
Foreign exchange adjustment	-		-	-	-	2,484	-	2,484

Balance, January 31, 2000	189,125		4,465,978	-	(4,517,367)	(25,256)	-	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	-	-	1,663
Net loss for the year	-		-	-	(166,240)	-	-	(166,240)
Foreign exchange adjustment	-		-	-	-	8,357	-	8,357

Balance, January 31, 2001	942,250		4,866,789	-	(4,683,607)	(16,899)	-	166,283

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

for the period ended January 31, 1982 (Date of Inception) to April 30, 2008

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated		Accumulated
		Common			During the	Cumulative	Other
	Number	Stock		Shares	Development	Translation	Comprehensive
	of Shares	Price	Amount	Subscribed	Stages	Adjustment	Income (loss)	Total

Issued for cash:
Private placement	125,000	2.00	247,316	-	-		-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-		-	98,106
Escrow cancellation	(938)		-	-	-		-	-
Net loss for the year	-		-	-	(297,808)		-	(297,808)
Foreign exchange adjustment	-		-	-	-	(5,878)	-	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	-	(4,981,415)	(22,777)	-	208,019
Net loss for the year	-		-	-	(196,710)	-	-	(196,710)
Foreign exchange adjustment	-		-	-	-	3,535	-	3,535

Balance, January 31, 2003	1,262,562		5,212,211	-	(5,178,125)	(19,242)	-	14,844
Net loss for the year	-		-	-	(64,852)	-	-	(64,852)
Foreign exchange adjustment	-		-	-	-	(1,366)	-	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	-	(5,242,977)	(20,608)	-	(51,374)
Net loss for the year	-		-	-	(61,474)	-	-	(61,474)
Foreign exchange adjustment	-		-	-	-	(6,424)	-	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	-	(5,304,451)	(27,032)	-	(119,272)
Net loss for the year	-		-	-	(79,507)	-	-	(79,507)
Foreign exchange adjustment	-		-	-	-	(11,162)	-	(11,162)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

for the period ended January 31, 1982 (Date of Inception) to April 30, 2008

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated		Accumulated
		Common			During the	Cumulative	Other
	Number	Stock		Shares	Development	Translation	Comprehensive
	of Shares	Price	Amount	Subscribed	Stages	Adjustment	Income (loss)	Total

Balance, January 31, 2006	1,262,562		5,212,211	-	(5,383,958)	(38,194)	-	(209,941)
Private placement	2,200,000	0.19	420,561	-	-		-	420,561
Debt settlement	1,155,625	0.19	220,914	-	-		-	220,914
Net loss for the year	-		-	-	(79,383)		-	(79,383)
Foreign exchange adjustment	-		-	-	-	6,387	-	6,387

Balance, January 31, 2007	4,618,187		5,853,686	-	(5,463,341)	(31,807)		358,538
Change in accounting policy – Note 2	-		-	-	-	31,807	(31,807)	-

Balance, February 1, 2007	4,618,187		5,853,686	-	(5,463,341)	-	(31,807)	358,538
Share purchase warrants	2,200,000	0.30	658,548	-	-		-	658,548
Shares subscribed	-		-	5,337,680	-		-	5,337,680
Net loss for the year	-		-	-	(273,121)		-	(273,121)
Foreign exchange adjustment	-		-	-	-	-	42,117	42,117

Balance, January 31, 2008	6,818,187		6,512,234	5,337,680	(5,736,462)	-	10,310	6,123,762

Shares subscribed	-		-	(5,337,680)	-		-	(5,337,680)
Private placement	17,000,000	0.60	10,068,012	-	-		-	10,068,012
Mineral properties	4,150,000	0.30	7,373,338	-	-		-	7,373,338
Net loss for the period	-		-	-	(128,068)		-	(128,068)
Foreign exchange adjustment	-		-	-	-	-	(5,434)	(5,434)

Balance, April 30, 2008	27,968,187		$ 23,953,584	$ -	$ (5,864,530)	$ -	$ 4,876	$ 18,093,930

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008 and 2007

(Stated in U.S. Dollars)

(Unaudited)

Note 1

Nature of Operations and Ability to Continue as a Going Concern

Dorato Resources Inc. (the “Company”) is a public company in the development stage and is listed on the TSX Venture Exchange.  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties (Note 4).

Dorato Resources Inc.’s corporate jurisdiction is the Province of British Columbia.  The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd.  On September 10, 1981 the Company changed its name to Force Resources Ltd.  On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis.  On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis.  On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, United States of America.  On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.  On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis.  On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis.  On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, United States of America.  On January 15, 2001, the Company sold 100% of its interest in Glassmaster.  On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.  On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc.  On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on two old shares for one new basis.

On August 21, 2006, the Company continued its corporate jurisdiction from the State of Wyoming into the Province of British Columbia.  As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the United States Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing in the United States of America as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company now files as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  The Company files in Canada as a Securities and Exchange issuer in accordance with National Instrument 52-107, Part 4.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 2

Note 1

Nature of Operations and Ability to Continue as a Going Concern – (cont’d)

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At April 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $5,864,530 since inception, has working capital of $7,781,473 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in the development of its business, all of which casts substantial doubt about its ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

The consolidated financial statements includes the accounts of Dorato Resources Inc and its wholly owned subsidiary Dorato Peru S.A.C., a company incorporated on April 25, 2007 under the laws of Peru.  Significant inter-company transactions and accounts have been eliminated in consolidation.

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

Mineral Properties – (cont’d)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a major financial institution that are readily convertible to cash with maturities of three months or less.

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Foreign Currency Translation

Translation of foreign currency financial transactions are translated as follows:

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

Foreign Currency Translation – (cont’d)

Translation of foreign currency financial statements are translated as follows:

Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates.  Income statement accounts are translated at the average rates of exchange prevailing during the period.  Translation adjustments from the use of differing exchange rates from period to period were included in the accumulated other comprehensive income (loss) account in stockholders’ equity, if applicable.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income taxes assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earning per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

Change in Accounting Policies

a)

Financial Instruments

The Company follows CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 5

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies – (cont’d)

a)

Financial Instruments – (cont’d)

As a result of adopting this new standard, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative Translation Adjustment” to “Accumulated Other Comprehensive Income (Loss)”.

Section 3251 establishes standards on the presentation of equity and changes in equity require a separate presentation of the components of equity, including retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves and the changes therein.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading which are measured at fair value, its accounts receivable and account payable as loans and receivables and other financial liabilities respectively, which are measured at amortized cost.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 6

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies– (cont’d)

b)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective February 1, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

c)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 7

Note 2

Summary of Significant Accounting Policies – (cont’d)

Change in Accounting Policies– (cont’d)

d)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

New Accounting Pronouncements

a)

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles (“GAAP”) and IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 8

Note 2

Summary of Significant Accounting Policies – (cont’d)

New Accounting Pronouncements – (cont’d)

b)

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning February 1, 2008. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Note 3

Equipment

2008
Accumulated
	Cost	Amortization	Net

Office equipment	$ 30,543	$ 14,917	$ 15,626

2007
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 12,027	$ 579

Note 4

Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral properties and, to the best of its knowledge, title to its project is in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.  In addition, the Company is unable to determine the current and net recoverable amount of its mineral properties and consequently, a contingent loss may exist.  The amount of the contingent loss is not determinable.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 9

Note 4

Mineral Properties – (cont’d)

The Company entered into five option agreements to earn a 100% interest in 64 mineral mining concessions located in Peru (the “Mineral Claims”).  As consideration for the Mineral Claims, the Company agreed to issue 10,150,000 common shares in stages and pay a total of US $9,220,000 as follows:

i)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, the Company agreed to issue a total of 750,000 common shares of which 250,000 shares were issued at April 30 2008 and the remaining 500,000 shares will be issued over the twenty-four months following April 24, 2008.  The Company also agreed to pay $250,000 as additional consideration for the Vicmarama Property of which $150,000 was paid at April 30, 2008 and $100,000 will be paid over the twelve months following April 24, 2008.

ii)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 13,400 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, the Company agreed to issue a total of 1,500,000 common shares of which 250,000 shares were issued at April April 30, 2008 and the remaining 1,250,000 shares will be issued over the twenty-four months following April 24, 2008.  The Company also paid $300,000 as additional consideration at April 30, 2008.

iii)

The Company has the option to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, the Company agreed to issue a total of 1,500,000 common shares of which 250,000 shares were issued at April 30, 2008 and the remaining 1,250,000 shares will be issued over twenty-four months following April 24, 2008.  The Company also agreed to pay $400,000 as additional consideration for the Lahaina 2 Property, of which $200,000 was paid at April 30, 2008 and the remaining $200,000 will be paid over the twelve months following April 24, 2008.

iv)

The Company has the option to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, the Company agreed to issue 3,400,000 common shares, of which 400,000 shares were issued at April 30, 2008 and the remaining 3,000,000 shares will be issued over the thirty-six months following April 24, 2008.  The Company also paid $270,000 as additional consideration for the Lahaina 1 Property at April 30,2008.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 10

Note 4

Mineral Properties - (cont’d)

v)

The Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares which were issued at April 30, 2008 and the payment of $8,000,000 payable over thirty-six months (paid $50,000; paid $950,000 at April 30, 2008) following April 24, 2008.

Note 5

Related Party Transactions

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

	2008	2007

Consulting fees	$ 7,461	$ 6,477
Professional fees	2,566	734

	$ 10,027	$ 7,211

These expenditures are measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable at April 30, 2008 is $4,294 (2007:  $754) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director and an insider of the Company.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6

Capital Stock – Notes 1, 4 and 9

On September 26, 2006, the Company issued 2,200,000 units at $0.19 (CDN$0.225) per unit for total proceeds of $420,561.  Each unit consisted of one common share and one share purchase warrant.  Each warrant entitled the holder the right to purchase one common share of the Company at $0.30 (CDN$0.30) per share.  During the year ended January 31, 2008, the warrants were exercised and the Company issued 2,200,000 common shares.

The Company issued 17,000,000 common shares pursuant to the private placement agreement at CDN$0.60 per share for total proceeds of CDN $10,200,000(US $10,068,012).

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 11

Note 6

Capital Stock – (cont’d)

The Company issued 4,150,000 common shares for mineral properties valued at CDN$1.80 per share for total proceeds of CDN $7,470,000(US $7,373,338).

The summary of the status of these purchase warrants is presented below:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance as at January 31, 2006	-	-
Granted	2,200,000	$0.30

Balance as at January 31, 2007	2,200,000	$0.30
Exercised	(2,200,000)	$0.30

Balance as at January 31, 2008 & April 30,2008	$ -

Note 7

Income Taxes

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provisions as follows:

	2008	2007

Statutory tax rate	33.90%	34.12%

Loss before income taxes	$ (273,121)	$ (79,383)

Expected income tax recovery	$ (93,000)	$ (27,000)
Decrease in income tax recovery resulting from:
Foreign income taxed at other than Canadian statutory rates	6,100	-
Permanent difference	-	13,100
Effect of reduction in statutory rate	16,100	-
Valuation allowance	70,800	13,900

	$ -	$ -

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 12

Note 7

Income Taxes – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	2008	2007

Future income tax assets
Non-capital losses carried forward	$ 62,000	$ 17,000
Equipment	1,000	-
Mineral properties and deferred exploration	36,000	-
Valuation allowance for future income tax assets	(99,000)	(17,000)

Net future income tax assets	$ -	$ -

The Company has recorded a valuation allowance against net future income tax assets based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the net future tax assets.

The Company has accumulated non-capital losses in Canada totalling CDN$200,000 that are available to offset future years’ taxable income.  These losses expire as follows:

2027	CDN$ 50,000
2028	150,000

CDN$ 200,000

Subject to certain restrictions, the Company has mineral property expenditures and net operating losses of S./2,000,000 Pen in Peru that are available to offset future years’ taxable income definitely.

No provision for future income tax assets has been reported for net operating loss carry-forwards in the United States of $1,346,710 as the Company has been continued in the BC and is no longer taxable in the United States.  These losses will not be available to the Company.

Note 8

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

a)

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

April 30, 2008 and 2007

(Stated in US Dollars)

(Unaudited) – Page 13

Note 8

Non-cash Transactions – (cont’d)

b)

During the year ended January 31, 2007, the Company settled the debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share.

These transactions were excluded from the statements of cash flows.

Note 9

Subsequent Event

i)

On May 23rd, 2008 the Company granted stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in the capital stock of the Company.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010.

ii)

By News Release dated June 20th, 2008 the Company announced that it had entered into an agreement to retain the services of Quatloo Investment Management Inc., of Vancouver, BC, to provide investor relations services to the Company.

The President and owner of Quatloo, Mr. Quentin Mai, has been appointed as Manager, Investor Relations and Corporate Communications of the Company.  Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  He has over 15 years of professional commerce experience, including 5 years based in Asia.  Quatloo will assist us in expanding and building our shareholder base and distributing consistent and timely information to potential investors and financial professionals.

The agreement is for an initial term of one year, and is terminable on 90 days notice by either party.  Quatloo will be paid a fee of $4,000 Cdn. per month.  In addition, Mr. Mai will be granted an incentive stock option to purchase up to 200,000 common shares in the capital stock of the Company at a price of $1.40 per share, exercisable for a period of two years from the date of grant.  In accordance with the TSX.V requirements, these options will vest over a period of 12 months, with 12.5% vesting on grant, 12.5% after three months and the balance of 75% as to 25% on each of the 6, 9 and 12 month anniversaries of the grant.  The grant of these options is subject to TSX.V acceptance of the agreement with Quatloo.  Quatloo does not presently hold any of securities of the Company.  Mr. Mai currently holds 187,800 common shares in the Company’s capital stock.